Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2009

A.	Full Title of the Plan:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 4.

b) Exhibit Index:

23.1	The consent of Fischer Cunnane & Associates Ltd, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 24, 2010	By:	/S/ GILBERT B. MATEER
Gilbert B. Mateer
Benefit Plans Administrative Committee

BRYN MAWR BANK CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered

Public Accounting Firm Thereon)

THE BRYN MAWR BANK CORPORATION 401(k) PLAN

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator

Bryn Mawr Bank Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(k) Plan (hereinafter the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls. Our audit included consideration of internal controls as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal controls. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2009 and 2008, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ FISCHER CUNNANE & ASSOCIATES LTD
FISCHER CUNNANE & ASSOCIATES LTD Certified Public Accountants

West Chester, Pennsylvania

June 24, 2010

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value:
Investments	$17,785,601	$13,705,163
Participant loans	503,344	500,081

Total investments	18,288,945	14,205,244

Receivables:
Contributions receivable – Employer	262,191	253,499

Total receivables	262,191	253,499

Total assets	18,551,136	14,458,743

Liabilities:
Accrued liabilities	5,004	8,259

Total liabilities	5,004	8,259

Net assets available for benefits	$18,546,132	$14,450,484

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
Dividends	$373,334	$569,991
Interest	27,798	31,466
Net appreciation (depreciation) in the fair value of investments	1,798,201	(4,892,878)

Total investment income (loss)	2,199,333	(4,291,421)

Contributions:
Employer	1,031,945	833,490
Employee	1,297,370	1,226,742
Rollovers	329,646	154,370

Total contributions	2,658,961	2,214,602

Benefits paid & administrative expenses:
Benefits paid to participants	732,190	2,554,973
Administrative expenses	30,456	36,100

Total benefits paid & administrative expenses	762,646	2,591,073

Net increase (decrease) in net assets available for benefits	4,095,648	(4,667,892)

Net assets available for benefits:
Beginning of year	14,450,484	19,118,376

End of year	$18,546,132	$14,450,484

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2008, the Plan was converted to a Daily Valuation plan, record keeping services were transferred to Web401K.com, Inc. and custody of Plan assets, except the Bryn Mawr Bank Corporation stock fund, was transferred to Fidelity Investments (Fidelity). Prior to this date, it was a balance forward plan, valued monthly. Also, prior to this conversion, record keeping services were completed by Bryn Mawr Trust Company’s Retirement Services Group and SEI Investments had custody of all assets.

(b)	Eligibility

Employees of Bryn Mawr Bank Corporation and its subsidiaries become eligible to participate in the Plan on the next entry date following the completion of six months of employment, during which they are credited with at least 500 hours of service. Effective January 1, 2010 the requirements of six months of employment and 500 hours of service needed in order for a participant to make salary deferral contributions to the Plan were removed. Effective on that date employees are eligible to make salary deferral contributions upon their date of hire, however, various requirements still pertain to a participant receiving the employer matching or discretionary contribution.

(c)	Contributions

Employees can voluntarily contribute through payroll deduction from 1% to 16% of their pay on a pre-tax or after-tax basis, subject to certain limitations. Such contributions are processed with each payroll and are matched quarterly dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay. Effective January 1, 2010, the 16% pre-tax or after-tax basis contribution cap was removed.

The Plan includes an “automatic enrollment” feature and an “automatic increase” feature. Under the enrollment feature, 3% of compensation shall be automatically deducted from pay on a pre-tax basis for each employee who is eligible to participate and has confirmed participation in the Plan. Under the automatic increase feature, each participating employee’s contributions to the Plan will automatically be increased by 1% of his or her compensation as of each January 1, unless the employee elects in writing, to reject these automatic increases. In no event will more than 10% of compensation be contributed to the Plan under the automatic increase feature, although an employee may elect to contribute more than 10%.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Corporation’s profitability. Effective April 1, 2008, the Corporation began making quarterly contributions equal to 3% of gross compensation allocated as a discretionary contribution to eligible participants. The participants direct the investment of their contributions into various investment options offered by the Plan. The employer match and discretionary contributions are allocated among the investment options based upon the investment elections made by the participant for their salary deferral contributions.

(d)	Amendments to the Plan

Several of the Plan’s provisions were amended in 2009. First, differential wage payments received by participants while in military service are treated as compensation for purposes of the Plan. Second, the definition of gap period income, related to participants’ excess contributions, was added to the Plan. Third, a provision was added applicable to benefits for beneficiaries of participants who die while performing qualified military service. Fourth, participants must consent in writing prior to receiving an immediate distribution of account balances exceeding $5,000. Fifth, subject to certain restrictions, a recipient of an eligible rollover distribution shall be permitted to make a direct rollover to a Roth IRA. Finally, beginning in 2010, a non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA.

Effective January 1, 2010 the 16% maximum salary deferral rate cap as well as the eligibility requirements that must have been satisfied prior to a participant making salary deferral contributions to the Plan were removed.

(e)	New Investment Options

Effective October 1, 2009 the Federated Total Return Bond Fund was converted to PIMCO Total Return Fund, Federated MDT All Cap Core I Fund converted to AIM Charter Fund, Columbia Value & Restructuring Fund converted to American Century Equity Income Fund, and Federated Mid Cap Index Fund converted to Westport R Fund. During 2008 the two common trust funds and two mutual funds were deleted as investment options.

During 2008, the Plan added the following investment options: Fidelity Prime Obligation Money Market Fund, Fidelity Cash Reserves Money Market Fund, Fidelity Spartan 500 Fund, Wells Fargo Advantage Government SEC Fund, Federated Total Return Bond Fund, T Rowe Growth Stock Fund, Federated Mid-Cap Index Fund and Federated MTD All Cap Core Fund. Additionally during the first quarter of 2008, reorganization of Excelsior Value & Restructuring Fund as part of the integration of the Excelsior Funds into the Columbia Funds was completed and the Excelsior Value & Restructuring Fund was renamed the Columbia Value & Restructuring Fund.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

(f)	Payment of Benefits

Upon termination, as defined by the Plan Document, or upon request for an in-service distribution, a participant may elect to receive an annuity or lump-sum payment equal to the value of the participant’s vested interest in their account.

(g)	Vesting

Participants are immediately vested in all contributions.

(h)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contribution and (b) Plan earnings (losses), and charged with a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(i)	Participants Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years, while some loans under the previous loan policy have original terms of 30 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to 1% above rates commensurate with local prevailing rates as determined monthly by the Plan administrator. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans range from 3.75% to 8.75% at December 31, 2009. The interest rates on loans range from 4.50% to 8.75% at December 31, 2008.

(j)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

(b)	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which was incorporated in Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles. This standard established the FASB Accounting Standards Codification as the single source of authoritative U.S. accounting and reporting standards, excluding the requirements and guidance issued by the SEC, which were unaffected by the Codification. ASC 105 did not change current GAAP, but it did change the manner in which accounting literature is organized and referenced. For the Plan this standard was effective at December 31, 2009, and accounting literature references were updated in our financial statements accordingly. The adoption of this standard did not affect our financial statements.

(c)	Fair Value Measurements

On January 1, 2008, the Plan adopted ASC 820, Fair Value Measurements, (formerly Statement of Financial Accounting Standards (FAS) No. 157) and subsequently adopted certain related FASB staff positions. Refer to note 3 for disclosures provided for fair value measurement of plan investments.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Corporation common stock is valued at its quoted market price. Participant loans are carried at their amortized cost which approximates fair value.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(f)	Payment of Benefits

Benefits are recorded when paid.

(3)	Fair Value Measurement

On January 1, 2008, the plan adopted ASC No. 820 (“ASC 820”), Fair Value Measurements and subsequently adopted certain related FASB staff positions. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2009 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,510,413	$—	$—	$2,510,413
Common stock	2,077,369	—	—	2,077,369
Mutual funds	13,197,819	—	—	13,197,819
Participant loans	—	—	503,344	503,344

Total investments measured at fair value	$17,785,601	$—	$503,344	$18,288,945

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2008 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,658,048	$—	$—	$2,658,048
Common stock	2,567,835	—	—	2,567,835
Mutual funds	8,479,280	—	—	8,479,280
Participant loans	—	—	500,081	500,081

Total investments measured at fair value	$13,705,163	$—	$500,081	$14,205,244

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets. The valuation techniques used to measure fair value of participant loans were derived using inputs from unobservable market data. Participant loans are included at their carrying values, in the statements of net assets available for benefits, which approximated their fair values at December 31, 2009.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets
Participant Loans
Balance as of January 1, 2009	$500,081
Issuances, repayments and settlements, net	3,263

Balance as of December 31, 2009	$503,344

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3 Assets
Participant Loans
Balance as of January 1, 2008	$424,596
Issuances, repayments and settlements, net	75,485

Balance as of December 31, 2008	$500,081

As part of ASC 820, in April 2009, the FASB issued Staff Position (“FSP”) FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This FSP supersedes FSP FAS 157-3 and provides additional guidance in determining whether a market is active or inactive and whether a transaction is distressed. It is applicable to all assets and liabilities that are measured at fair value and requires enhanced disclosures. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this FSP did not have a material impact on the Plan’s financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008.

	2009	2008
Bryn Mawr Bank Corporation Common Stock Fund	$2,077,369	$2,567,835
Templeton Foreign Fund	1,397,155	997,748
LKCM Small Equity Institutional Fund	1,262,579	804,672
Fidelity Prime Obligations Fund	2,510,413	2,643,735
Federated Total Return Bond Fund	—	1,176,600
Fidelity Spartan 500 Fund	3,278,575	2,382,505
PIMCO Total Return R Fund	1,427,590	—
T. Rowe Price Retirement Target 2020 Fund	1,182,288	—

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008
Bryn Mawr Bank Corporation Stock Fund	$(672,491)	$(376,003)
Mutual funds	2,470,692	(4,516,875)

	$1,798,201	$(4,892,878)

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated March 7, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The prior determination letter maintained by the Plan was dated September 12, 2002. The Plan has been amended since receiving the March 7, 2008 determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)	Related-Party Transactions

The Plan invests in common stock of the Corporation, and therefore, these transactions qualify as party-in-interest transactions. Certain plan investments are shares of mutual funds and money market funds managed by Fidelity Investments. Fidelity is the custodian for these investments and, therefore, these transactions qualify as party-in-interest transactions.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements (Continued)

December 31, 2009 and 2008

(8)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(9)	Subsequent Events

Effective January 1, 2010, JNJ Holdings LLC 401(k) Plan and Trust was merged into this Plan. As a result of this merger $477,065 in cash was transferred into the Plan.

Plan management has evaluated all subsequent events through June 24, 2010, the date the financial statements were issued.

(10)	Recent Accounting Pronouncements

Fair Value Measurements Disclosures

In January 2010, the FASB issued guidance requiring new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances and settlements on a gross basis in the Level 3 reconciliation. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. Management does not expect this adoption to have a material impact on the Plan’s financial statements.

Plan EIN - 23-2434506

Plan No.- 002

Schedule 1

BRYN MAWR BANK CORPORATION 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Fidelity Prime Obligations Fund	Money Market Fund	$ **	$2,510,413
*	Bryn Mawr Bank Corporation
	Stock Fund	Common Stock	**	2,077,369
*	Fidelity Spartan 500 Fund	Registered Investment Company	**	3,278,575
	Wells Fargo Advantage Gov’t SEC Fund	Registered Investment Company	**	518,180
	LKCM Small Equity Institutional Fund	Registered Investment Company	**	1,262,579
	Templeton Foreign Fund	Registered Investment Company	**	1,397,155
	T Rowe Price Growth Stock Fund	Registered Investment Company	**	227,165
	T Rowe Price Retirement Target 2010 Fund	Registered Investment Company	**	731,055
	T Rowe Price Retirement Target 2020 Fund	Registered Investment Company	**	1,182,288
	T Rowe Price Retirement Target 2030 Fund	Registered Investment Company	**	691,213
	T Rowe Price Retirement Target 2040 Fund	Registered Investment Company	**	607,310
	Lazard Emerging Market Fund	Registered Investment Company	**	511,685
	PIMCO Total Return Fund	Registered Investment Company	**	1,427,590
	AIM Charter Fund	Registered Investment Company	**	154,733
	American Century Equity Income Fund	Registered Investment Company	**	788,223
	Westport R Fund	Registered Investment Company	**	420,068
*	Participant Loans	Interest rates 3.75% to 8.75%	—	503,344

				$18,288,945

*	Party-in-interest
**	Cost omitted for participant directed investments

See accompanying report of independent registered public accounting firm.